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EXHIBIT 99.3

        Unaudited Consolidated Financial Statements for the first quarter ended March 31, 2015

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(unaudited)

	Three months ended March 31
($ millions)	2015	2014

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 129	10 342

Other income (note 4)	257	135

	7 386	10 477

Expenses

Purchases of crude oil and products	2 772	3 729

Operating, selling and general	2 295	2 456

Transportation	267	257

Depreciation, depletion, amortization and impairment	1 333	1 140

Exploration	183	126

Loss on disposal of assets	2	—

Financing expenses (note 7)	1 138	471

	7 990	8 179

(Loss) Earnings before Income Taxes	(604)	2 298

Income Taxes

Current	184	811

Deferred (note 8)	(447)	2

	(263)	813

Net (Loss) Earnings	(341)	1 485

Other Comprehensive Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	386	192

Items that will not be reclassified to earnings

Actuarial loss on employee retirement benefit plans, net of income taxes of $10 (three months ended March 31, 2014 – $20)	(30)	(60)

Other Comprehensive Income	356	132

Total Comprehensive Income	15	1 617

Per Common Share (dollars) (note 9)

Net (loss) earnings – basic	(0.24)	1.01

Net (loss) earnings – diluted	(0.24)	1.01

Cash dividends	0.28	0.23

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    37

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	Mar 31 2015	Dec 31 2014

Assets

Current assets

Cash and cash equivalents	4 825	5 495

Accounts receivable	4 154	4 275

Inventories	3 366	3 466

Income taxes receivable	1 197	680

Total current assets	13 542	13 916

Property, plant and equipment, net	60 455	59 800

Exploration and evaluation	2 276	2 248

Other assets	608	598

Goodwill and other intangible assets	3 083	3 083

Deferred income taxes	29	26

Total assets	79 993	79 671

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	948	806

Current portion of long-term debt	35	34

Accounts payable and accrued liabilities	5 331	5 704

Current portion of provisions	757	752

Income taxes payable	1 023	1 058

Total current liabilities	8 094	8 354

Long-term debt	13 364	12 489

Other long-term liabilities	1 762	1 787

Provisions (note 12)	5 301	4 895

Deferred income taxes	10 200	10 543

Shareholders' equity	41 272	41 603

Total liabilities and shareholders' equity	79 993	79 671

See accompanying notes to the interim consolidated financial statements.

38   SUNCOR ENERGY INC. 2015 FIRST QUARTER

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended March 31
($ millions)	2015	2014

Operating Activities

Net (loss) earnings	(341)	1 485

Adjustments for:

Depreciation, depletion, amortization and impairment	1 333	1 140

Deferred income taxes	(447)	2

Accretion	52	51

Unrealized foreign exchange loss on U.S. dollar denominated debt	962	357

Change in fair value of derivative contracts	148	11

Loss on disposal of assets	2	—

Share-based compensation	(148)	(54)

Exploration	49	22

Settlement of decommissioning and restoration liabilities	(133)	(110)

Other	(2)	(24)

(Increase) in non-cash working capital	(599)	(1 147)

Cash flow provided by operating activities	876	1 733

Investing Activities

Capital and exploration expenditures	(1 326)	(1 490)

Proceeds from disposal of assets	40	16

Other investments	(4)	(9)

(Increase) decrease in non-cash working capital	(47)	15

Cash flow used in investing activities	(1 337)	(1 468)

Financing Activities

Net change in debt	58	(5)

Issuance of common shares under share option plans	34	53

Purchase of common shares for cancellation (note 6)	—	(384)

Dividends paid on common shares	(405)	(338)

Cash flow used in financing activities	(313)	(674)

(Decrease) in Cash and Cash Equivalents	(774)	(409)

Effect of foreign exchange on cash and cash equivalents	104	53

Cash and cash equivalents at beginning of period	5 495	5 202

Cash and Cash Equivalents at End of Period	4 825	4 846

Supplementary Cash Flow Information

Interest paid	76	72

Income taxes paid	792	1 125

See accompanying notes to the interim consolidated financial statements.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    39

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2013	19 395	598	115	21 072	41 180	1 478 315

Net earnings	—	—	—	1 485	1 485	—

Foreign currency translation adjustment	—	—	192	—	192	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $20	—	—	—	(60)	(60)	—

Total comprehensive income	—	—	192	1 425	1 617	—

Issued under share option plans	61	(3)	—	—	58	1 740

Issued under dividend reinvestment plan	6	—	—	(6)	—	—

Purchase of common shares for cancellation (note 6)	(137)	—	—	(247)	(384)	(10 454)

Change in liability for share purchase commitment	40	—	—	67	107	—

Share-based compensation	—	18	—	—	18	—

Dividends paid on common shares	—	—	—	(338)	(338)	—

At March 31, 2014	19 365	613	307	21 973	42 258	1 469 601

At December 31, 2014	19 311	609	504	21 179	41 603	1 444 119

Net loss	—	—	—	(341)	(341)	—

Foreign currency translation adjustment	—	—	386	—	386	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $10	—	—	—	(30)	(30)	—

Total comprehensive income	—	—	386	(371)	15	—

Issued under share option plans	44	(5)	—	—	39	1 150

Issued under dividend reinvestment plan	10	—	—	(10)	—	—

Share-based compensation	—	20	—	—	20	—

Dividends paid on common shares	—	—	—	(405)	(405)	—

At March 31, 2015	19 365	624	890	20 393	41 272	1 445 269

See accompanying notes to the interim consolidated financial statements.

40   SUNCOR ENERGY INC. 2015 FIRST QUARTER

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and jointly controlled entities.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2014.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at December 31, 2014.

Comparative figures have been reclassified to conform to the current year financial statement presentation for certain gas purchases consumed in the secondary upgrading process in the Oil Sands segment, which are now classified as Purchases rather than Operating, Selling and General, and shipping related charges in the Refining and Marketing segment, which are now classified as Transportation rather than Operating, Selling and General.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2014.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2014.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    41

 3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Revenues and Other Income

Gross revenues	1 777	2 700	732	1 229	4 740	6 742	24	26	7 273	10 697

Intersegment revenues	507	1 190	37	212	22	18	(566)	(1 420)	—	—

Less: Royalties	(18)	(192)	(126)	(163)	—	—	—	—	(144)	(355)

Operating revenues, net of royalties	2 266	3 698	643	1 278	4 762	6 760	(542)	(1 394)	7 129	10 342

Other income	58	9	116	2	17	7	66	117	257	135

	2 324	3 707	759	1 280	4 779	6 767	(476)	(1 277)	7 386	10 477

Expenses

Purchases of crude oil and products	70	82	1	152	3 296	4 823	(595)	(1 328)	2 772	3 729

Operating, selling and general	1 372	1 501	131	153	560	609	232	193	2 295	2 456

Transportation	152	140	27	26	98	101	(10)	(10)	267	257

Depreciation, depletion, amortization and impairment	773	669	365	299	163	152	32	20	1 333	1 140

Exploration	105	75	78	51	—	—	—	—	183	126

Loss (gain) on disposal of assets	8	—	1	—	—	—	(7)	—	2	—

Financing expenses (income)	39	28	38	9	(7)	2	1 068	432	1 138	471

	2 519	2 495	641	690	4 110	5 687	720	(693)	7 990	8 179

(Loss) Earnings before Income Taxes	(195)	1 212	118	590	669	1 080	(1 196)	(584)	(604)	2 298

Income Taxes

Current	(4)	298	101	328	205	285	(118)	(100)	184	811

Deferred	(45)	15	(445)	(32)	(28)	8	71	11	(447)	2

	(49)	313	(344)	296	177	293	(47)	(89)	(263)	813

Net (Loss) Earnings	(146)	899	462	294	492	787	(1 149)	(495)	(341)	1 485

Capital and Exploration Expenditures	793	911	356	444	84	105	93	30	1 326	1 490

42   SUNCOR ENERGY INC. 2015 FIRST QUARTER

 4. OTHER INCOME

Other income consists of the following:

	Three months ended March 31
($ millions)	2015	2014

Energy trading activities

Change in fair value of contracts	7	112

Gains on inventory valuation	75	5

Risk management activities(1)	8	(6)

Investment and interest income	18	27

Renewable energy grants	5	6

Risk mitigation and insurance proceeds(2)	104	—

Change in value of pipeline commitments and other	40	(9)

	257	135

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments.

(2)
Includes business interruption proceeds for insurance on the Terra Nova assets in the Exploration and Production segment.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended March 31
($ millions)	2015	2014

Equity-settled plans	20	18

Cash-settled plans	97	101

	117	119

6. NORMAL COURSE ISSUER BID

Pursuant to Suncor's normal course issuer bid, Suncor repurchased 10.5 million common shares for total consideration of $384 million in the first quarter of 2014. Repurchases under the program were suspended on January 1, 2015 in response to the lower crude price environment.

The following table summarizes the share repurchase activities during the period:

	Three months ended March 31
($ millions, except as noted)	2015	2014

Share repurchase activities (thousands of common shares)
Shares repurchased	—	10 454

Amounts charged to

Share capital	—	137

Retained earnings	—	247

Share repurchase cost	—	384

SUNCOR ENERGY INC. 2015 FIRST QUARTER    43

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	Mar 31 2015	Mar 31 2014

Amounts charged to

Share capital	—	68

Retained earnings	—	131

Liability for share purchase commitment	—	199

7. FINANCING EXPENSES

	Three months ended March 31
($ millions)	2015	2014

Interest on debt	210	183

Capitalized interest	(93)	(108)

Interest expense	117	75

Interest on pension and other post-retirement benefits	15	14

Accretion	52	51

Foreign exchange loss on U.S. dollar denominated debt	962	357

Foreign exchange and other	(8)	(26)

	1 138	471

In March 2015, the company entered into a syndicated credit facility agreement for US$2 billion that matures in April 2019.

8. INCOME TAXES

In the first quarter of 2015, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that decreased the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income tax liabilities of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

44   SUNCOR ENERGY INC. 2015 FIRST QUARTER

 9. EARNINGS PER COMMON SHARE

	Three months ended March 31
($ millions)	2015	2014

Net (loss) earnings	(341)	1 485

(millions of common shares)

Weighted average number of common shares	1 445	1 471

Dilutive securities:

Effect of share options	—	2

Weighted average number of diluted common shares	1 445	1 473

(dollars per common share)

Basic (loss) earnings per share	(0.24)	1.01

Diluted (loss) earnings per share	(0.24)	1.01

10. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, Risk Management and Available for Sale derivatives measured at fair value as at March 31, 2015.

($ millions)	Energy Trading	Risk Management	Assets Available for Sale	Total

Fair value outstanding at December 31, 2014	20	110	183	313

Fair value of contracts realized in earnings during the quarter	(37)	(124)	—	(161)

Changes in fair value during the quarter (Note 4)	7	8	—	15

Fair value outstanding at March 31, 2015	(10)	(6)	183	167

Assets Available for Sale relate to the company's investment in Pioneer Energy. As a result of the third-party agreement to sell the company's share of its assets of Pioneer Energy, Suncor increased the fair value of its investment in Pioneer Energy by $98 million to $183 million in the third quarter of 2014 based on the agreed upon selling price.

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at March 31, 2015.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	15	28	—	43

Accounts payable	(19)	(40)	—	(59)

Other assets	—	183	—	183

	(4)	171	—	167

SUNCOR ENERGY INC. 2015 FIRST QUARTER    45

During the first quarter of 2015, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at March 31, 2015, the company had executed US$400 million in forward swaps.

Non-Derivative Financial Instruments

At March 31, 2015, the carrying value of fixed-term debt accounted for under amortized cost was $12.4 billion (December 31, 2014 – $11.5 billion) and the fair value was $14.9 billion (December 31, 2014 – $13.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

11. PIONEER DISPOSITION

During the third quarter of 2014, the company announced that, along with The Pioneer Group Inc., it had reached an agreement to sell the assets of Pioneer Energy, including retail gas stations in Ontario and Manitoba. The company, as a 50% owner of Pioneer Energy, will receive $182.5 million before closing adjustments for its share of the assets and liabilities. The transaction is expected to close in the second quarter of 2015 and is subject to closing conditions including regulatory approval under the Competition Act. An unrealized fair value adjustment resulted in an $85 million after-tax increase to Other Comprehensive Income during the third quarter of 2014.

12. PROVISIONS

During the first quarter of 2015, there was a net increase in provisions of $411 million, primarily due to a $382 million increase in the decommissioning and restoration provision as a result of a decrease in the credit-adjusted risk-free interest rate to 3.43% (December 31, 2014 – 3.93%).

46   SUNCOR ENERGY INC. 2015 FIRST QUARTER

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EXHIBIT 99.3
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
2. BASIS OF PREPARATION
3. SEGMENTED INFORMATION
4. OTHER INCOME
5. SHARE-BASED COMPENSATION
6. NORMAL COURSE ISSUER BID
7. FINANCING EXPENSES
8. INCOME TAXES
9. EARNINGS PER COMMON SHARE
10. FINANCIAL INSTRUMENTS
11. PIONEER DISPOSITION
12. PROVISIONS